Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

Tel: 604 247 4400
Fax: 604 247 0512

News Release

July 30, 2009

Q2 revenues show impact of further market declines

Richmond, (BC) – Catalyst Paper (TSX:CTL) recorded a net loss of $1.9 million ($0.01 per common share) on sales of $291.5 million for the second quarter of 2009. That contrasts with net earnings of $21.0 million ($0.06 per common share) on sales of $352.5 million in the first quarter. Earnings were impacted by further deterioration in already extremely challenging market conditions across Catalyst’s product lines, as well as by a strengthening Canadian dollar.

Catalyst posted a net loss before specific items in the second quarter of $25.6 million ($0.06 per common share), compared to net earnings before specific items of $8.6 million in the first quarter ($0.02 per common share). Specific items in the second quarter were restructuring costs and a foreign exchange gain on the translation of long-term debt. The company had an operating loss during the second quarter of $29.7 million, in contrast to operating earnings of $24.2 million in the preceding quarter.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the second quarter were $6.1 million, down from $61.1 million in the first quarter; while EBITDA before specific items was $18.4 million, down from $65.3 million. Specific items consisted of restructuring costs, which were $12.3 million compared to $4.2 million in the first quarter. Free cash flow was negative $6.4 million compared to positive free cash flow of $35.9 million in the prior quarter.

“We are seeing a deep cyclical downturn in our industry as well as demand shifts and structural changes that will have a lasting impact on our business model,” said Richard Garneau, president and chief executive officer. “Cost management and cash conservation is the key in the short-term. At the same time, it is essential that we continue to take steps that will make us competitive in a leaner and more agile industry in the future.”

Catalyst curtailed 33 per cent of its paper and 100 per cent of its pulp production capacity in the quarter while leveraging machine flexibility to maximize returns on remaining production. All three paper machines at Elk Falls and NBSK pulp production at Crofton remained indefinitely idled throughout the second quarter and the Snowflake mill continued to take significant periods of curtailment. However the Crofton No. 1 paper machine was restarted in late May to match production with customer orders.

Newsprint demand was impacted by weak advertising and circulation, and saw a 29 per cent year-over-year decline. Catalyst’s specialty printing paper business was also impacted as weak retail advertising in particular resulted in reduced demand. Year-over-year demand declines amounted to 27 per cent for coated mechanical, 24 per cent for high-gloss, 17 per cent for standard-grade uncoated, and 24 per cent for directory. Oversupply in printing paper markets saw prices drop in the second quarter for all grades.

Demand for chemical pulp remained weak, although reduced inventories and continued purchases on the part of Chinese producers did result in a price improvement.

Responses to the liquidity pressures associated with lower production and declining prices included capital-spending restraint and pro-active cost management. Mill fixed costs were down $14.5 million from the previous quarter.

A combination of permanent reductions and indefinite layoffs – involving about 100 salaried positions – is in the process of being implemented at both the Richmond and Nanaimo offices, and at the Crofton and Elk Falls mills. Within the unionized workforce, implementation of plans aimed at achieving an $80/tonne benchmark continues at Powell River, Port Alberni and Crofton.

Catalyst also launched legal challenges in an effort to resolve the long-standing issue of unfair and excessive municipal property taxes. In light of this action, Catalyst made significantly reduced tax payments to the four municipalities involved. Based on the service consumption by class studies that have been completed for each mill community, the payment of $6 million is still 1.7 times higher than the cost to the municipality to provide services to those mills. The first of the court hearings on this matter is expected to proceed in early August.

Subsequent to quarter-end, Powell River Energy Inc., in which Catalyst is a 50 per cent joint venture partner with Great Lakes Hydro Income Fund, raised $95 million of first mortgage bonds maturing in July 2016 to refinance $75 million of debt due July 24, 2009. This debt is non-recourse to Catalyst. After fees and expenses, the additional $18 million in funds will be distributed equally to the partners.

Catalyst is currently assessing alternatives to address the 2011 and 2014 maturity of its senior unsecured notes, with a view to reducing debt levels, interest costs and extending maturity dates. Following the announcement of this review, and in light of pulp and paper market conditions, Catalyst’s credit ratings were adjusted downward by Standard & Poor’s and Moody’s Investors Service.

No improvement in market conditions is expected through the remainder of 2009, although seasonal factors may diminish further demand erosion during the third quarter. A level of production curtailment consistent with that during the second quarter is foreseen for the third quarter.

Selected Financial Highlights

(In millions of dollars, except where otherwise stated)
	2009			2008
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$644.0	$291.5	$352.5	$1,849.4	$492.2	$504.8	$452.9	$399.5
Operating earnings (loss)	(5.5)	(29.7)	24.2	(157.4)	11.5	14.0	(153.3)	(29.6)
EBITDA [1]	67.2	6.1	61.1	159.4	64.7	53.1	29.5	12.1
– before specific items [1]	83.7	18.4	65.3	189.5	65.9	66.2	30.7	26.7
Net earnings (loss)	19.1	(1.9)	21.0	(221.1)	(48.5)	(10.9)	(124.3)	(37.4)
– before specific items [1]	(17.0)	(25.6)	8.6	(28.0)	9.3	7.2	(22.7)	(21.8)
EBITDA margin [1]	10.4%	2.1%	17.3%	8.6%	13.1%	10.5%	6.5%	3.0%
– before specific items [1]	13.0%	6.3%	18.5%	10.2%	13.4%	13.1%	6.8%	6.7%
Net earnings (loss) per share (in dollars) – basic and diluted	$0.05	$(0.01)	$0.06	$(0.66)	$(0.13)	$(0.03)	$(0.34)	$(0.17)
– before specific items (in dollars) – basic and diluted [1]	(0.04)	(0.06)	0.02	(0.08)	0.02	0.02	(0.06)	(0.10)

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) before specific items, and net earnings (loss) per share before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales.  Refer to Q2, 2009 MD&A – Section 8, “Non-GAAP Measures” for further details.

Further Quarterly Results Materials

This release, a summary slide presentation, and full quarterly report (MD&A, financial statements and accompanying notes) are available on our web site at www.catalystpaper.com/Investors. The full quarterly report is also filed with SEDAR in Canada and EDGAR in the United States.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With six mills strategically located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.

Richard Garneau, president and CEO and David Smales, vice-president, finance and CFO will hold a conference call on Friday, July 31, 2009 at 12 p.m. ET, 9 a.m. PT to present the company’s second-quarter results. Financial analysts and institutional investors are invited to dial 1-800-732-9303 (North America) or 1-416-644-3416 (metro Toronto / International) reservation number 21310328#.
Media and other interested people may join the live webcast in listen-only mode at www.catalystpaper.com/conferencecall.asp.

Forward-Looking Statements

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings, production volumes, curtailment of operations and potential restructuring of our senior unsecured notes, are forward looking. These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions, demand for our products, changes, or lack thereof, in North American production  capacity, levels of advertising, product pricing, our ability to achieve operating and labour cost reductions, our ability to restructure our senior unsecured notes on favourable terms and courses of action, as well as other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading “Risks and uncertainties” in Catalyst’s management’s discussion and analysis contained in Catalyst’s second quarter 2009 interim report available at www.sedar.com.

Investors	Media

David Smales	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
(604) 247-4713	(604) 247-4713